

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-197364

Pricing Supplement

Dated October 16, 2015
to the Product Prospectus Supplement MLN-ES-ETF-1 dated August 31, 2015 and Prospectus Dated July 28, 2014

The Toronto-Dominion Bank

$510,000 Autocallable Contingent Interest Barrier Notes Linked to the Common Stock of Apple Inc. Due April 20, 2017

The Toronto-Dominion Bank ("TD" or “we”) has offered the Autocallable Contingent Interest Barrier Notes (the “Notes”) linked to the Reference Asset described below.

The Notes will pay a Contingent Interest Payment on each quarterly Contingent Interest Payment Date based on a Contingent Interest Rate of 8.80% per annum if the Closing Price of the Reference Asset on the relevant Valuation Date is greater than or equal to the Barrier Price of 70% of the Initial Price. The Notes will be automatically called if the Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Valuation Date other than the Final Valuation Date. If the Notes are automatically called, investors will receive their Principal Amount plus the relevant Contingent Interest Payment on the Call Payment Date and no other amounts will be owed under the Notes. If the Notes are not automatically called, investors will receive at maturity an amount per $1,000 Principal Amount equal to:

- If the Final Price is greater than or equal to the Barrier Price, the sum of (i) $1,000 plus (ii) the Contingent Interest Payment;
- If the Final Price is less than the Barrier Price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change, subject to the minimum payment at maturity of $1 per Note.

If the Notes are not automatically called prior to maturity and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% decrease of the Final Price from the Initial Price, subject to the minimum payment at maturity of $1 per Note, and may lose up to 99.90% of the Principal Amount of the Notes. Any payments on the Notes are subject to our credit risk.

The Notes are not principal protected and investors may lose substantially all of their investment in the Notes. The Payment at Maturity will be greater than the Principal Amount only if the Final Price is greater than or equal to the Barrier Price.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed on any securities exchange.

The Notes have complex features and investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement MLN-ES-ETF-1 dated August 31, 2015 (the “product prospectus supplement”) and “Risk Factors” on page 1 of the prospectus dated July 28, 2014 (the “prospectus”).

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on October 23, 2015, against payment in immediately available funds.

Our estimated value of the Notes as of the Pricing Date, based on our internal pricing models, is $973.00 per Note, which is less than the public offering price. See “Additional Information Regarding Our Estimated Value of the Notes” on page P-15 of this pricing supplement.

	Public Offering Price	**Underwriting Discount**[1]	**Proceeds to TD**
Per Note	$1,000.00	$20.00	$980.00
Total	$510,000.00	$10,200.00	$499,800.00

[1] TD Securities (USA) LLC (“TDS”) will purchase the Notes from TD at the public offering price less an underwriting discount of up to $20.00 (2.00%) per $1,000 Principal Amount of the Notes for distribution to other registered broker-dealers, or will offer the Notes directly to investors. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-14 of this pricing supplement.

███

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Autocallable Contingent Interest Barrier Notes
Term:	Approximately 1.5 years if not called prior to maturity
Reference Asset:	The common stock of Apple Inc. (ticker: AAPL)
CUSIP / ISIN	89114QTX6 / US89114QTX69
Agent:	TD Securities (USA) LLC ("TDS")
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount	$1,000 per Note
Pricing Date:	October 16, 2015
Issue Date:	October 23, 2015
Call Feature:	If the Closing Price of the Reference Asset on any Valuation Date other than the Final Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and pay you on the applicable Call Payment Date the Principal Amount plus the Contingent Interest Payment applicable for that Valuation Date, and no further amounts will be owed to you.
Call Payment Dates:	The Contingent Interest Payment Date immediately following the relevant Valuation Date
Valuation Dates:	January 18, 2016, April 18, 2016, July 18, 2016, October 17, 2016, January 16, 2017 and April 17, 2017 (the "Final Valuation Date"). If a market disruption event occurs or is continuing on any Valuation Date (including the Final Valuation Date), the Valuation Date will be postponed to the next Trading Date on which no market disruption event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than ten Trading Days. If the determination of the Closing Price of the Reference Asset for any Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Price of the Reference Asset will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the price that would have prevailed in the absence of the market disruption event.
Contingent Interest Payment Dates:	With respect to each Valuation Date, the third Business Day after the related Valuation Date, as postponed in case of a market disruption event

Contingent Interest Payment:	A Contingent Interest Payment, calculated as set forth below, will be paid to you on the relevant Contingent Interest Payment Date if the Closing Price of the Reference Asset on a Valuation Date is greater than or equal to the applicable Barrier Price.
	The Contingent Interest Payment per $1,000 Principal Amount with respect to a given Valuation Date is calculated as follows:
	Principal Amount x Contingent Interest Rate x ¼
	Contingent Interest Payments on the Notes are not guaranteed. You will not receive the Contingent Interest Payment if the Closing Price of the Reference Asset on the applicable Valuation Date is less than the applicable Barrier Price.
Contingent Interest Rate:	8.80% per annum
Maturity Date:	April 20, 2017, (scheduled to be 3 Business Days following the Final Valuation Date), subject to postponement as described above
Payment at Maturity **(If Not Called):**	If a Barrier Event does not occur (that is, the Final Price is greater than or equal to the Barrier Price), then investors will receive an amount per $1,000 Principal Amount per Note equal to: Principal Amount + Contingent Interest Payment If a Barrier Event occurs (that is, the Final Price is less than the Barrier Price), then investors will receive an amount per $1,000 Principal Amount per Note equal to: Principal Amount + (Principal Amount x Percentage Change) Notwithstanding the foregoing, the Payment at Maturity will be subject to a minimum payment of $1 per Note. **If the Final Price is less than the Barrier Price, investors will receive less than the Principal Amount of the Notes at maturity and may lose up to 99.90% of their principal.**
Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$111.04, which was the Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement
Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date
Barrier Event:	A Barrier Event occurs if the Closing Price during the Monitoring Period is less than the Barrier Price.
Monitoring Period:	Final Valuation Date Monitoring
Barrier Price:	$77.728, which is 70% of the Initial Price , subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto

U.S. Tax Treatment:	By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled contingent income-bearing derivative contract in respect of the Reference Asset for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid cash-settled contingent income-bearing derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences."
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated July 28, 2014:
  http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated August 31, 2015:
  http://www.sec.gov/Archives/edgar/data/947263/000089109215007724/e65847_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The return on the Notes will depend on whether the Notes are called on any Valuation Date, or if the Notes are not called, the extent to which the Final Price is less than the Barrier Price. If the Notes are not called and the Final Price is less than the Barrier Price, you will lose 1% of the Principal Amount of your Notes for each 1% that the Final Price is less than the Initial Price, subject to a minimum payment at maturity of $1 per Note.

You Will Not Receive Any Contingent Interest Payment for Any Quarterly Period Where the Closing Price on the Related Valuation Date Is Less Than the Barrier Price.

You will receive a Contingent Interest Payment with respect to a quarterly period only if the Closing Price on the related Valuation Date is greater than or equal to the Barrier Price. If the Closing Price remains below the Barrier Price on each Valuation Date over the term of the Notes, you will not receive any Contingent Interest Payments. If the Closing Price of the Reference Asset is less than the Barrier Price on each of the Valuation Dates, we will not pay you any Contingent Interest Payments during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Interest Payment on the Final Valuation Date will coincide with a greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Interest Payment on the Maturity Date, you will incur a loss of principal, because the Final Price will be less than the Barrier Price.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The Notes will pay Contingent Interest Payments only if the Closing Price of the Reference Asset is greater than or equal to the Barrier Price on the relevant Valuation Date. The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called prior to the Maturity Date, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as January 21, 2016, the holding period could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Your Return on the Notes Will Be Limited to the Contingent Interest Payments Paid on the Notes, Regardless of Any Appreciation in the Price of the Reference Asset.

The Payment at Maturity will not exceed the Principal Amount plus the final Contingent Interest Payment, if any, and any positive return you receive on the Notes will be composed solely by the sum of the Contingent Interest Payments received prior to and at maturity. Therefore, if the appreciation of the Reference Asset exceeds the sum of the Contingent Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made an investment in the Reference Asset or a security directly linked to the positive performance of the Reference Asset.

The Amounts Payable on the Notes Are Not Linked to the Price of the Reference Asset at Any Time Other Than on the Valuation Dates, Including the Final Valuation Date.

The payments on the Notes will be based on the Closing Price of the Reference Asset on each Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the market price of the Reference Asset appreciates prior to the relevant Valuation Date but then drops on that day to a price that is below the Barrier Price, the Contingent Interest Payment for that quarterly period will not be paid. Similarly, the payment at maturity will be less, and may be significantly less, than it would have been had the Notes been linked to the price of the Reference Asset on a date other than the Final Valuation Date. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the price on one or more Valuation Dates, the payments on the Notes will be based solely on the price of the Reference Asset on the Valuation Dates.

The Contingent Interest Rate Will Reflect In Part the Volatility of the Reference Asset And May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.

"Volatility" refers to the frequency and magnitude of changes in the price of the Reference Asset. The greater the volatility of the Reference Asset, the more likely it is that the Reference Asset price could close below the Initial Price or the Barrier Price on the relevant Valuation Date. This risk will generally be reflected in a higher Contingent Interest Rate for the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the Contingent Interest Rate is set on the Pricing Date, the Reference Asset's volatility can change significantly over the term of the Notes, and may increase. The price of the Reference Asset could fall sharply as of the Final Valuation Date, which could result in a significant loss of your principal.

There Are Single Stock Risks Associated with the Reference Asset.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset issuer and the Reference Asset for your Notes. For additional information, see "Information Regarding the Reference Asset" in this pricing supplement and the Reference Asset issuer's SEC filings. **We urge you to review financial and other information filed periodically by the Reference Asset issuer with the SEC.**

An Investment in the Notes Is Subject to Our Credit Risk, and Changes in Our Credit Ratings May Adversely Affect the Market Value of the Notes.

An investment in the Notes, which are our senior unsecured debt securities, is subject to our credit risk. As a result, your receipt of the amount due on the Notes is dependent upon our ability to repay its obligations on the applicable payment date. This will be the case even if the price of the Reference Asset increases after the Pricing Date. The existence of a trading market for, and the market value of, any of the Notes may be affected by market perceptions of our creditworthiness. If market perceptions of our creditworthiness were to decline for any reason, the market value of your Notes, and the availability of the trading markets generally, may be adversely affected. No assurance can be given as to what our financial condition will be at any time during the term of the Notes, or at maturity.

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes on the Pricing Date is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to the agent or its affiliates, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

The Estimated Value of Your Notes Might Have Been Lower if Such Estimated Value Had Been Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.

The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might have been lower if such estimated value had been based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees,

commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price, at which the agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the agent may initially buy or sell the Notes in the secondary market (if the agent makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which the agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TDS or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

You Will Have No Rights as a Security Holder, You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Underlying Assets Held By the Reference Asset, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset or any of its underlying assets. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the issuer, investment advisor or manager of the Reference Asset, or any other rights with respect to the Reference Asset or its underlying assets. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset or its underlying assets and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset or any of its underlying assets.

We Do Not Control the Issuer of the Reference Asset and Are Not Responsible for Any Disclosure by Any Other Company.

Neither we nor any of our affiliates have the ability to control the actions of the issuer of the Reference Asset. We do not assume any responsibility for the adequacy or accuracy of any publicly available information about this company. We are not responsible for any other issuer's public disclosure of information on itself or the Reference Asset, whether contained in Securities Exchange Commission filings or otherwise. We will not perform any due diligence procedures with respect to the issuer of the Reference Asset. You should make your own investigation into the issuer of the Reference Asset.

Our Business Activities May Create Conflicts of Interest.

We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the amount of your payment on the Notes. We will serve as the calculation agent and may appoint a different calculation agent after the original Issue Date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision. For example, the calculation agent may have to determine whether a market disruption event affecting the

Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment on the Notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the calculation agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

You Will Have Limited Anti-Dilution Protection.

The calculation agent will adjust the Initial Price and Barrier Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement. The calculation agent will not be required to make an adjustment for every corporate event that may affect the Reference Asset. For example, the calculation agent will not make any adjustments for events such as an offering by the issuer, a tender or exchange offer for the issuer's shares at a premium to its then-current market price by that issuer or a tender or exchange offer for less than all outstanding shares of that issuer by a third party. Those events or other actions by the issuer or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Tax Consequences — United States Taxation" in the prospectus, the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see "Canadian Taxation" in this pricing supplement. If you are not a Non-resident Holder (as that term is defined in "Canadian Taxation" in this pricing supplement) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples set out below are included for illustration purposes only. The **hypothetical** prices and Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Initial Price of $111.04, the Barrier Price of $77.728 (70% of the hypothetical Initial Price), the Contingent Interest Payment of $22 per $1,000 Principal amount (reflecting the Contingent Interest Rate of 8.80% per annum), that a holder purchased Notes with an aggregate Principal Amount of $1,000 and that no market disruption event occurs on any Valuation Date.

Example 1— **The Notes Are Called on the Fourth Valuation Date (and the Closing Price of the Reference Asset Never Closes Below the Barrier Price on Any Valuation Date).**

Valuation Date	Closing Price	Payment (per Note)
First	$80 (greater than Barrier Price; less than the Initial Price- not callable)	$22 (Contingent Interest Payment)
Second	$85 (greater than Barrier Price; less than the Initial Price- not callable)	$22 (Contingent Interest Payment)
Third	$90 (greater than Barrier Price, less than the Initial Price- not callable)	$22 (Contingent Interest Payment)
Fourth	$105 (greater than Barrier Price; greater than the Initial Price- callable)	$1,022 (Principal Amount plus Contingent Interest Payment)

If the Closing Price on each of the first, second and third Valuation Dates is greater than the Barrier Price but less than the Initial Price, Contingent Interest Payments will be made on the relevant Contingent Interest Payment Dates and the Notes will not be called. If on the fourth Valuation Date, the Closing Price is greater than the Initial Price, the Notes will be automatically called. The Bank will pay you on the applicable Call Payment Date $1,022 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment, and no other amounts will be owed. When added to the Contingent Interest Payments of $66 paid in respect of prior Valuation Dates, the Bank will have paid you a total of $1,088 per Note, a 8.80% return on the Notes.

Example 2— **The Notes Are Not Called and the Closing Price of the Reference Asset Closes Below the Barrier Price on a Valuation Date.**

Valuation Date	Closing Price	Payment (per Note)
First	$80 (greater than Barrier Price; less than the Initial Price- not callable)	$22 (Contingent Interest Payment)
Second	$70 (less than Barrier Price, less than the Initial Price- not callable))	$0 (No Contingent Interest Payment)
Third through Fifth	various (greater than Barrier Price; less than the Initial Price- not callable)	$66 (Three Contingent Interest Payments of $22 each)
Final Valuation Date	$85 (greater than Barrier Price)	$1,022 (Principal Amount plus Contingent Interest Payment at Maturity)

If the Closing Price on the first Valuation Date is greater than the Barrier Price but less than the Initial Price, a Contingent Interest Payment will be made on the relevant Contingent Interest Payment Date and the Notes will not be called. If the Closing Price on the second Valuation Date is less than the Barrier Price and less than the Initial Price, no Contingent Interest Payment will be made on the relevant Contingent Interest Payment Date and the Notes will not be called. If the Closing Price on each of the third through fifth Valuation Dates is greater than the Barrier Price but less than the Initial Price, Contingent Interest Payments will be made on the relevant Contingent Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date, the Final Price is greater than the Barrier Price, the Bank will pay at maturity a total of $1,022 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $88 paid in respect of prior Valuation Dates, the Bank will have paid you a total of $1,110 per Note, a 11% return on the Notes.

Example 3— **The Notes Are Not Called and the Closing Price of the Reference Asset Never Closes Below the Barrier Price on Any Valuation Date.**

Valuation Date	Closing Price	Payment (per Note)
First through Fifth	various (greater than Barrier Price; less than the Initial Price- not callable)	$110 (Five Contingent Interest Payments of $22 each)
Final Valuation Date	$85 (greater than Barrier Price)	$1,022 (Principal Amount plus Contingent Interest Payment at Maturity)

If the Closing Price on each of the first through fifth Valuation Dates is greater than the Barrier Price but less than the Initial Price, Contingent Interest Payments will be made on the relevant Contingent Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date, the Final Price is greater than the Barrier Price, the Bank will pay at maturity a total of $1,022 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $110 paid in respect of prior Valuation Dates, the Bank will have paid you a total of $1,132 per Note, a 13.20% return on the Notes

Example 4— **The Notes Are Not Called and the Closing Price of the Reference Asset Closes Below the Barrier Price on Each Valuation Date.**

Valuation Date	Closing Price	Payment (per Note)
First through Fifth	various (less than Barrier Price; less than the Initial Price- not callable)	$0 (No Contingent Interest Payment on any Contingent Interest Payment Date)
Final Valuation Date	$60 (less than Barrier Price)	$1,000 + ($1,000 x Percentage Change) =$1,000 + ($1,000 x -45.97%) = $540.30 (Payment at Maturity)

If the Closing Price on each of the first through fifth Valuation Dates is less than the Barrier Price and the Initial Price, no Contingent Interest Payments will be made on the relevant Contingent Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date, the Final Price is less than the Barrier Price, the Bank will pay you at maturity the Principal Amount plus the product of the Principal Amount and Percentage Change equaling $540.30 per Note. Because there is no Contingent Interest Payment paid in respect of any prior Valuation Date, the Bank will have paid you $540.30 per Note, a 45.97% loss on the Notes.

Information Regarding the Reference Asset

The Reference Asset is registered under the Exchange Act. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of each Reference Asset is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer of any Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the historical performance of each Reference Asset set forth below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of a Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of any Reference Asset on any Valuation Date. We cannot give you assurance that the performance of any Reference Asset will not result in the loss of all or part of your investment.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers.

Information filed by the company with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC CIK number: 000320193. The company's common stock is listed on the NASDAQ Stock Market under the ticker symbol "AAPL."

Historical Information

Below is a table setting forth the quarterly high, low and period-end Closing Prices of this Reference Asset for each quarter in the period from January 1, 2008 through October 16, 2015. On October 16, 2015, the Closing Price of this Reference Asset was $111.04.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$27.85	$17.02	$20.50	March 30, 2012	$88.23	$58.75	$85.65
June 30, 2008	$27.14	$21.02	$23.92	June 29, 2012	$90.89	$75.73	$83.43
September 30, 2008	$25.67	$15.04	$16.24	September 28, 2012	$100.30	$82.13	$95.30
December 31, 2008	$15.86	$11.50	$12.19	December 31, 2012	$95.96	$72.71	$76.02
March 31, 2009	$15.70	$11.17	$15.02	March 28, 2013	$78.43	$60.01	$63.24
June 30, 2009	$20.67	$15.53	$20.35	June 28, 2013	$66.26	$55.79	$56.65
September 30, 2009	$26.59	$19.34	$26.48	September 30, 2013	$72.53	$58.46	$68.11
December 31, 2009	$30.23	$25.82	$30.11	December 31, 2013	$81.44	$68.71	$80.15
March 31, 2010	$33.69	$27.43	$33.57	March 31, 2014	$79.62	$71.35	$76.68
June 30, 2010	$39.17	$33.69	$35.93	June 30, 2014	$94.25	$73.99	$92.93
September 30, 2010	$41.78	$34.31	$40.54	September 30, 2014	$103.30	$93.08	$100.75
December 31, 2010	$46.50	$39.81	$46.08	December 31, 2014	$119.00	$96.26	$110.38
March 31, 2011	$51.88	$46.67	$49.79	March 31, 2015	$133.00	$105.99	$124.43
June 30, 2011	$50.44	$45.05	$47.95	June 30, 2015	$132.65	$124.25	$125.43
September 30, 2011	$59.06	$49.03	$54.47	September 30, 2015	$132.07	$103.12	$110.30
December 30, 2011	$60.32	$51.93	$57.86	October* 16, 2015	$112.12	$109.50	$111.04

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

*This preliminary pricing supplement includes information for the fourth calendar quarter of 2015 for the period October 1, 2015 through October 16, 2015. Accordingly, the "Quarter High", "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect compete data for the fourth calendar quarter of 2015.

The graph below illustrates the performance of this Reference Asset from January 1, 2008 to October 16, 2015, based on the Initial Price of $111.04, which was the Closing Price of this Reference Asset on the pricing date. The dotted line represents the Barrier Price of $77.728 (70% of the Initial Price).



Supplemental Discussion of U.S. Federal Income Tax Consequences

The following is a general description of certain U.S. tax consequences relating to the Notes. It does not purport to be a complete analysis of all tax consequences relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Consequences

The following section supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the accompanying prospectus and product prospectus supplement with respect to U.S. Holders (as defined in the accompanying prospectus). It applies only to those U.S. Holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid cash-settled contingent income-bearing derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Contingent Interest Payments is uncertain, we intend to take the position, and the following discussion assumes, that such Contingent Interest Payments constitute taxable ordinary income to a holder at the time received or accrued in accordance with the holder's regular method of accounting, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat such Contingent Interest Payments in accordance with such characterization. If the Notes are treated as described above, a holder should generally recognize capital gain or loss upon the call, sale, or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Contingent Interest Payments, which would be taxed, as described above, as ordinary income) and the holder's tax basis in the Notes. In general, a holder's tax basis in the Notes will be equal to the price the holder paid for the Notes. Capital gain recognized by an individual holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

Recently finalized U.S. Treasury Department regulations provide that withholding on "dividend equivalent" payments, if any, will not apply to Notes issued before January 1, 2016.

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term "foreign passthru payment."

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. TDS or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on October 23, 2015 which is the fifth (5th) Trading Day following the Pricing Date (this settlement cycle being referred to as "T+5"). See "Plan of Distribution" in the prospectus. For additional information as to the relationship between us and TDS, please see the section "Plan of Distribution—Conflicts of Interest" in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.***

Validity of the Notes

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD's Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel's reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD's registration statement relating to the Notes.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes were determined on the date the Notes were initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the public offering price of the Notes. The difference between the public offering price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.